Prospectus filed pursuant to Rule 424(b)(3)
Registration Statement 333-42442
September 18, 2000

18,684,039 Shares

General Electric Company

Common Stock

          This prospectus relates to 18,684,039 shares of common stock of General Electric Company. GE may issue these shares from time to time when acquiring assets, businesses or securities, whether by purchase, merger, or any other form of business combination.

Symbol:	GE
Exchange:	NYSE
Recent Price:	$56.69 on September 15, 2000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Information About GE

          GE is a diversified technology, manufacturing and services company. GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. At December 31, 1999, GE and its consolidated affiliates employed 340,000 people worldwide, including 197,000 in the United States. For the year ended December 31, 1999, GE reported revenues of $111.6 billion, and net earnings of $10.7 billion. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2816).

Where to Obtain Additional Information About GE

          This prospectus incorporates important business and financial information about GE that is not included in this prospectus. GE will provide, without charge, a copy of any or all of the documents incorporated by reference in this prospectus. Direct your request for copies to GE Corporate Investor Communications, 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2816). To obtain timely delivery, you must request the information no later than five business days before the date that you must make your investment decision.

          GE files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information that GE files, at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. GE's SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the Internet site maintained by the SEC at http://www.sec.gov. Information about GE is also available at GE's Internet site at http://www.ge.com.

       The SEC allows GE to "incorporate by reference" the information it files with the SEC. This means that GE's SEC filings, containing important disclosures, may be listed rather than repeated in full in this prospectus. In addition, GE's filings with the SEC after the date of this prospectus will update the information in this prospectus and the incorporated filings. These later filings also will be considered to be included in this prospectus. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, comprise the incorporated documents:

  GE's Annual Report on Form 10-K for the year ended December 31, 1999.
  GE's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2000.
  GE's Current Report on Form 8-K dated April 27, 2000.
  The description of GE stock contained in the Registration Statement on Form S-4 (File No. 333-40052).

          For information about GE, you should rely only on the information contained in this prospectus or incorporated by reference. GE has not authorized anyone else to provide you with different or additional information. The information in this prospectus is accurate as of the date of the prospectus. This information will be updated by means of supplemental or revised prospectuses, and by the future filing of GE's reports with the SEC, described above.

The Offering

          This prospectus relates to 18,684,039 shares of GE common stock that GE may issue when acquiring assets, businesses or securities, by any form of business combination. The price of the GE stock issued in connection with these acquisitions will be related to the market price of GE stock at or about the time of the acquisition agreement or the time GE delivers the shares. The terms of the acquisitions will be determined by negotiations with the owners or controlling persons of the assets, businesses or securities being acquired.

          GE will not pay underwriting discounts or commissions in connection with these acquisitions, but finder's fees may be paid in connection with certain acquisitions. The SEC may consider any person receiving finder's fees to be an "underwriter" within the meaning of the Securities Act of 1933. The SEC also may consider any profit on the resale of shares of common stock purchased by persons receiving finder's fees to be underwriting commissions or discounts under the Securities Act.

Legal Matters

          GE's Corporate Counsel, Robert E. Healing, has given GE his legal opinion regarding the validity of the GE stock offered by this prospectus. Mr. Healing beneficially owns or has rights to acquire an aggregate of less than 1% of GE's common stock.

Experts

          KPMG LLP, independent certified public accountants, audited GE's consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999. GE's Annual Report on Form 10-K includes these financial statements and the auditors' report. This prospectus incorporates the financial statements and report by reference, relying on KPMG LLP's authority as experts in accounting and auditing.

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